Rulx Muller Malbranche

Industrial Engineer | E-com Entrepreneur| Tech Enthusiast

Newark, New Jersey, United States

Contact

www.linkedin.com/in/rulx-muller-malbranche-326b4086 (LinkedIn)

Top Skills

Root Cause

Key Performance Indicators

Problem Solving

Languages

English (Full Professional)

French (Native or Bilingual)

Haitian Creole (Native or Bilingual)

Certifications

SQL Essential Training

Regression Analysis Fundamentals

Lean Six Sigma Green Belt Certification

LVMH Discovery 2024

Honors-Awards

Dean's List

Phi Theta Kappa Honor Society

Summary

I am a skilled industrial engineer with a focus on optimizing labor management systems and driving operational excellence. I bring a unique blend of expertise in distribution and a successful entrepreneurial journey as the co-founder of an online Haitian coffee company.

Throughout my career, I have consistently leveraged my strong analytical skills and strategic mindset to streamline processes, increase productivity, and enhance overall business performance. I possess a deep understanding of labor management systems, utilizing data-driven insights to improve efficiency, reduce costs, and ensure optimal resource allocation.

As a co-founder, I have gained invaluable experience in building and scaling a successful e-commerce business. I have honed my abilities in strategic planning, market analysis, supply chain management, and customer relationship management. This entrepreneurial journey has instilled in me an unwavering drive, resilience, and the ability to thrive in dynamic and challenging environments.

Moreover, I am a passionate tech enthusiast, constantly seeking opportunities to expand my knowledge and stay abreast of emerging concepts and technologies. I embrace innovation and actively explore how advancements in automation, artificial intelligence, and data analytics can revolutionize the world as we know it and drive business transformation.

Experience

LVMH Perfumes & Cosmetics

Industrial Engineer

November 2023 - Present (8 months)

Cranbury, New Jersey, United States

- Increasing capacity, productivity, accuracy, and visibility within distribution operations
- Implementing, testing processes and systems for new customer requests and marketing requirements
- Supporting activities related to the expansion of the supply chain network

Caribbrew LLC
Co- Founder & Chief Operating Officer
September 2018 - Present (5 years 10 months)
New York, NY

• Oversee general operations of the company ranging from logistics to Finance , User experience and Marketing
• Work closely with distributors to ensure on time delivery to B2B and B2C customers.
•   Work with Engineering team to increase user experience, and customer rentention on our digital platforms.
• Collaborate with the team to develop and implement plans for optimal operational infrastructure of systems, policies, processes, and staff.

Crate and Barrel
Regional Industrial Engineer
September 2021 - November 2023 (2 years 3 months)
Cranbury, New Jersey, United States

• Support the execution of labor-management in collaboration and support of Standard Operating Procedures (SOP) and process development.
• Create and monitor reports for the distribution network, including understanding and educating the productivity reporting process within each building.
• Support Industrial Engineer team with data requests and analysis.
• Initiate continuous improvement/lean concept, identify gaps for improvement and make constructive suggestions for change.
• Study operations sequence, material flow, functional statements, organization charts, and project information to determine associate functions and responsibilities.
• Evaluate and participate in the development and implementation of new software/systems and new operational functions in each warehouse, including providing assistance in testing and evaluating various options.
• Build and maintain accurate labor standards by role/task. Test the standards by executing the workload to ensure they are reasonable and fair.

• Apply statistical methods and perform mathematical calculations to determine processes, staff requirements, and production standards.

O'Reilly Auto Parts
Industrial Engineer
August 2019 - June 2021 (1 year 11 months)
Phoenix, Arizona

● Development of labor standards and implementation of labor management in the distribution
centers.
● Identify opportunities to improve efficiency across the distribution network.
● Provide technical support for the distribution centers using the labor management system
● Test and validate system changes that impact the labor management system
● Provide recommendations to senior management for improving utilization of labor, equipment, and utilities in the distribution centers while maintaining a high level of customer service.

eBay
Online Store Manager
August 2013 - May 2018 (4 years 10 months)
Greater New York City Area

• Manage online store inventory
• Responsible for customer service
• Ensure maximum profitability and efficiency
• Maintain relationships with drop shipping partners through online support
• Ensure all information copy, product and non-product was updated and accurate

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Education

New Jersey Institute of Technology
Bachelor's Degree, Industrial Engineering · (2016 - 2019)

Essex County College
Engineering · (2013 - 2016)